NUMBEER, INC.

August 19, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Jeff Jaramillo, Branch Chief

Re:  Numbeer, Inc.
        Form 10-K for the year ended May 31, 2010
        Filed September 1, 2010
        Form 10-Q/A for the period ended November 30, 2010
        Filed May 31, 2011
        File No. 333-153172

Dear Mr. Jaramillo:

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated July 20, 2011, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Amendment No.2 to Form 10-Q for the quarterly period ended November 30, 2010

Report of Independent Registered Public Accounting Firm, page 4

1.
We see that the accountant's review report on page 4 refers to the period as of and for the three and six month periods ended November 30, 2011 rather than November 30, 2010. Additionally, we note that the review report does not include a title consistent with paragraph 37(a) of AU Section 722, which requires that the report consists of a title that includes the word independent. Further, we note that the review report is not signed in a manner consistent with the guidance provided in Item 302 of Regulation S-T. Please amend your Form 10-Q for the period ended November 30, 2010 to include a review report from your independent public accountant that corrects each of the items noted above.

Our Form 10-Q/A has been amended to include the revised accountant’s review report incorporating the comments noted above.

2.
We note that your accountant's review report only covers the financial statements as of and for the three and six month periods ended November 30, 2010. In light of the fact that Rule 8-03 of Regulation S-X states that the interim financial statements should include a balance sheet as of the end of the most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, the income statements and statements of cash flows for the interim period up to the date of the most recent balance sheet and the comparable periods of the preceding fiscal year, please tell us whether your independent public accountant also reviewed the financial statements of the comparable interim periods of the preceding fiscal year and the cumulative inception-to-date information included in this Form 10-Q.  Also, tell us why your independent public accountant did not refer to these periods in its review report.

Our Form 10-Q/A has been amended to include the revised accountant’s review report which includes a review of the interim periods noted within this comment.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NUMBEER, INC.
By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director

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112 North Curry Street, Carson City, Nevada 89703-4934 •  Phone: (775) 321-8216